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                                  EXHIBIT 99.12

Diodes Incorporated

FOR IMMEDIATE RELEASE

Forbes Magazine Names Diodes, Inc. One of 200 Best Small Companies in U.S. Semiconductor Company Profitable 41 Consecutive Quarters

Westlake Village, Calif. - October 16, 2000 - Forbes Magazine has named Diodes, Inc. (Nasdaq: DIOD) to its annual list of the 200 Best Small Companies in the U.S. It is the first time Diodes has been named to the list of value and growth companies, which includes the top profitable businesses with annual sales between $5 million and $350 million.

Diodes Incorporated is a leading manufacturer and supplier of high quality discrete semiconductors, primarily to the communications, computing, electronics and automotive industries.

"This recognition further validates our business strategy, which calls for generating superior long-term value for our shareholders through innovation, flexibility and total dedication to the needs of our customers," said C. H. Chen, President and CEO of Diodes, Inc. "We are delighted to have made the list."

To be named to the Forbes list, companies must have five-year sales and earnings-per-share growth rates of at least 5%. In addition, net income must have topped $1 million during the past four quarters. Those that made this year's list average a five-year return on equity (ROE) of 18.7%, a 12-month sales growth of 44.4% and a 12-month earnings per share growth of 76.9%. Diodes' average five-year ROE was 16%, its 12-month sales growth was 64%, and its 12-month EPS growth was 300%.

As of the second quarter ended June 30, 2000, Diodes' trailing 12-month sales were $105 million and earnings per share was $1.28. In addition, Diodes has been profitable for 41 consecutive quarters, and had EBITDA of $18 million for the trailing 12-month period. Diodes expects to announce record third-quarter 2000 earnings on October 30, 2000.

Chen continued, "We appreciate the efforts and dedication of our employees world-wide as they continue to enhance our solid yet flexible customer-oriented company culture."

For a complete list of the 200 Best Small Companies in the U.S., visit Forbes Magazine online at www.forbes.com.

About Diodes, Inc.
Diodes, Inc. (Nasdaq: DIOD) is a leading manufacturer and supplier of high-quality discrete semiconductor products, primarily to manufacturers in the communications, computer, electronics and automotive industry. The Company's Far East subsidiaries, Diodes-China and Diodes-Taiwan, manufacture products for sale to North America and Asia. Diodes-China focuses on surface-mount devices destined for wireless devices, notebook computers, pagers, PCMCIA cards and modems, among others, while Diodes-Taiwan focuses on products destined for a broad base of end products. The Company's ISO-9000 corporate sales, marketing, engineering and logistics headquarters is located in Southern California. For further information, visit the Company's website at http://www.diodes.com.

Source:  Diodes, Inc.
CONTACT: Crocker Coulson, Account Executive, Coffin Communications Group; (818) 789-0100 e-mail: crocker.coulson@coffincg.com or Carl Wertz, Chief Financial Officer, Diodes, Inc.; (805) 446-4800 Recent news releases, annual reports, and SEC filings are available at the Company's website: http://www.diodes.com. Written requests may be sent to Investor Relations, Diodes, Inc., 3050 E. Hillcrest Drive, Westlake Village, CA 91362, or they may be e-mailed to: diodes-fin@diodes.com.


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